BHA SELECT NETWORK, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

ASSETS		
Cash and cash equivalents	$	72,500
Prepaid expenses		3,963
Fee revenue receivable		12,126
TOTAL ASSETS	$	88,589

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	13,915
Deferred revenue		10,000
Accrued payroll		4,054
TOTAL LIABILITIES		27,969
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		60,620
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	88,589